                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-107586


PROSPECTUS SUPPLEMENT

(To prospectus dated September 4, 2003)

                                1,750,000 SHARES

                                  [MOOG LOGO]

                              CLASS A COMMON STOCK

We are selling 1,750,000 shares of Class A common stock. Our Class A common shares are listed on the New York Stock Exchange under the symbol "MOG.A." On September 10, 2003, the last reported sale price of our Class A common stock was $38.25 per share.

OUR BUSINESS AND AN INVESTMENT IN OUR CLASS A COMMON STOCK INVOLVES SIGNIFICANT RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 ---------------------------------------------

                                                                PER
                                                               SHARE       TOTAL
                                                              -------   -----------
PUBLIC OFFERING PRICE.......................................  $38.000   $66,500,000
UNDERWRITING DISCOUNTS AND COMMISSIONS......................  $ 1.995   $ 3,491,250
PROCEEDS, BEFORE EXPENSES, TO MOOG..........................  $36.005   $63,008,750

The underwriters may also purchase up to 262,500 shares of our Class A common stock from us at the public offering price, less underwriting discounts and commissions, to cover over allotments.

The underwriters expect to deliver the shares in New York, New York, on September 16, 2003.

                 ---------------------------------------------

                 SG COWEN                                  HSBC

September 10, 2003

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         ----
About This Prospectus Supplement.......     i
Prospectus Supplement Summary..........   S-1
Risk Factors...........................   S-5
Use of Proceeds........................   S-6
Capitalization.........................   S-7

                                         PAGE
                                         ----
Price Range of Class A Common Stock....   S-9
Underwriting...........................  S-10
Legal Matters..........................  S-11
Where You Can Find More Information....  S-12

                                   PROSPECTUS

                                          PAGE
                                          ----
About this Prospectus...................    i
Where You Can Find More Information.....    i
Forward-Looking Statements..............   ii
The Company.............................    1
Risk Factors............................    2
Ratio of Earnings to Fixed Charges......    6

                                          PAGE
                                          ----
Use of Proceeds.........................    6
Description of Debt Securities..........    6
Description of Capital Stock............   14
Plan of Distribution....................   16
Legal Matters...........................   17
Experts.................................   17

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     THIS PROSPECTUS SUPPLEMENT IS A SUPPLEMENT TO THE ACCOMPANYING PROSPECTUS THAT IS ALSO A PART OF THIS DOCUMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE PART OF A SHELF REGISTRATION STATEMENT THAT WE FILED WITH THE SEC. UNDER THE SHELF REGISTRATION PROCESS, WE MAY OFFER FROM TIME TO TIME SHARES OF OUR CLASS A COMMON STOCK AND DEBT SECURITIES UP TO AN AGGREGATE AMOUNT OF $120,000,000, OF WHICH THIS OFFERING IS A PART. IN THE ACCOMPANYING PROSPECTUS, WE PROVIDE YOU WITH A GENERAL DESCRIPTION OF THE SECURITIES WE MAY OFFER FROM TIME TO TIME UNDER OUR SHELF REGISTRATION STATEMENT. IN THIS PROSPECTUS SUPPLEMENT, WE PROVIDE YOU WITH SPECIFIC INFORMATION ABOUT THE SHARES OF OUR CLASS A COMMON STOCK THAT WE ARE SELLING IN THIS OFFERING. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN INCLUDE IMPORTANT INFORMATION ABOUT US, OUR CLASS A COMMON STOCK BEING OFFERED AND OTHER INFORMATION YOU SHOULD KNOW BEFORE INVESTING. THIS PROSPECTUS SUPPLEMENT ALSO ADDS, UPDATES, AND CHANGES INFORMATION CONTAINED IN THE PROSPECTUS. YOU SHOULD READ BOTH THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AS WELL AS ADDITIONAL INFORMATION DESCRIBED UNDER "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE S-12 BEFORE INVESTING IN SHARES OF OUR CLASS A COMMON STOCK.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY SHARES OF OUR CLASS A COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THIS INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     References to "Moog" refer to Moog Inc. Unless the context otherwise requires, references to "we," "us" or "our" refer collectively to Moog Inc. and its subsidiaries.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary supplements, is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. Before you decide to invest in our Class A common stock, you should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors in this prospectus supplement and the accompanying prospectus and consolidated financial statements and related notes which are incorporated by reference. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over allotment option.

                                   MOOG INC.

     We are a leading worldwide designer and manufacturer of high performance, precision motion controls for aerospace and industrial markets. Our products include military and commercial aircraft flight controls, satellite positioning controls, and controls for steering tactical missiles, strategic missiles and space launch vehicles. Industrial applications include injection molding machines and power-generating turbines. Our global base of military and commercial aerospace customers includes large original equipment manufacturers such as The Boeing Company, Lockheed Martin Corporation, Honeywell International Inc. and Raytheon Company, and the U.S. and foreign governments. We also serve a diverse base of industrial machine manufacturers. We have operations in 21 countries and, in our fiscal year ended September 28, 2002, sales from our foreign operations were 27% of total sales. We design and manufacture our control products and systems within three operating groups: aircraft controls; space controls; and industrial controls. In fiscal 2002, sales in our aircraft controls, space controls and industrial controls segments were 50%, 15% and 35%, respectively, of our total sales.

     We believe we have an excellent reputation in the industries we serve based on our strong engineering and design capabilities and product reliability. We have close relationships with our customers which allow us to effectively evaluate their precision control requirements and identify new business opportunities. Our products and systems, known as servovalves and servoactuators, control the position, velocity or force of moving objects with accuracy that can be measured in millionths of an inch. Not only are these devices extremely accurate, they also respond to commands in as little as thousandths of a second and as frequently as one hundred times a second. We manufacture our products in various U.S., European and Asian facilities which are supplemented by low cost facilities in India and the Philippines.

     Since our founding in 1951, our focus has been to design solutions to our customers' complex motion control requirements. The technology behind our products originated from our involvement on various missile programs and NASA space missions in the 1950's and 1960's, eventually adapting our technologies to applications in aircraft and industrial controls. We believe we are a market share leader in supplying OEM flight control actuation systems for military and commercial aircraft, steering controls for launch vehicles and propellant controls for satellites. Our products have been used in almost every U.S. military aircraft and numerous foreign military aircraft, with an installed base of products on the F-15 Eagle, the F-16 Falcon, the F/A-18 C/D Hornet, the UH/SH-60 Blackhawk and Seahawk helicopters and other programs. We also supply controls for newer military aircraft programs such as the F-35 Joint Strike Fighter, the F/A-18 E/F Super Hornet, the V-22 Osprey tiltrotor, and the RAH-66 Comanche helicopter. We supply steering controls for a number of strategic and tactical missile programs, for NASA's Space Shuttle, for many makes of geosynchronous satellites currently produced, for the U.S. government's national missile defense strategic initiative, and for the Delta IV and Atlas Evolved Expendable Launch Vehicle programs. We supply flight controls to the major commercial aircraft manufacturers, Boeing and Airbus Industrie. We also believe we are the leading producer of servovalves for global industrial applications.

     The markets we serve provide substantial opportunity for aftermarket sales. Aftermarket sales are sales of spare and replacement parts along with repair and overhaul services. In fiscal 2002, aftermarket sales were 23% of our total sales. The high technological content of our products and our reputation for reliability encourages customers and end-users to use our routine repair and maintenance services.

            THE PROPOSED ACQUISITION OF THE POLY-SCIENTIFIC DIVISION

     On August 14, 2003, we signed an agreement to acquire the assets of the Poly-Scientific division of Litton Systems, Inc., a wholly owned subsidiary of Northrop Grumman Corporation. The following description of the business of the Poly-Scientific division is based upon information, which we believe to be accurate, obtained by us in connection with our evaluation of the acquisition of the Poly-Scientific division.

     The Poly-Scientific division designs and manufactures electrical and fiber-optic slip rings, brushless D.C. motors and electromechanical actuators. Poly-Scientific is a world leader in the manufacture of slip rings. Slip rings are electromechanical devices that allow the transmission of electrical power and data across a rotating joint. Slip rings are utilized in a variety of applications including industrial and medical equipment, aircraft, spacecraft, military ground vehicles, ships, instrumentation and radar platforms. Poly-Scientific had annual sales in 2002 of approximately $133 million. Of these sales, slip rings represent approximately 42%, brushless motors approximately 39% and electromechanical actuators and other products, including optical switches and optical products, approximately 19%. In 2002, approximately 46% of sales were to military customers, 20% to commercial aviation and space customers, 16% to medical customers, 16% to industrial customers and 2% to telecommunication customers. Poly-Scientific's largest customers by revenues are Respironics Corporation, Lockheed Martin Corporation, the U.S. government and Raytheon Corporation.

     Poly-Scientific is headquartered in Blacksburg, Virginia and has manufacturing facilities in Blacksburg (two locations aggregating approximately 160,000 square feet), Murphy, North Carolina (two locations aggregating approximately 105,000 square feet) and Springfield, Pennsylvania (one location, approximately 77,000 square feet). Poly-Scientific employs approximately 1,000 persons.

     Under the acquisition agreement, we will acquire all of the assets of the Poly-Scientific division for an aggregate purchase price of $158 million in cash plus the assumption of current operating liabilities incurred in the ordinary course, which are expected to be approximately $11 million at closing, and subject to post-closing adjustments for changes in working capital prior to closing. The closing of the transaction is subject to customary conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to occur on September 29, 2003. A copy of the acquisition agreement is attached as Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on September 4, 2003 and incorporated by reference into this prospectus supplement and the accompanying prospectus.

     As of August 31, 2003, we had approximately $110 million of borrowing capacity available under our revolving bank credit facility. We have obtained a commitment from HSBC Bank USA, Societe Generale and Manufacturers and Traders Trust Company, as lenders, for a new eighteen-month unsecured term loan facility in a principal amount of up to $80 million. We expect to finance the acquisition of the Poly-Scientific division with the net proceeds of this offering, together with additional borrowings under our existing revolving credit facility or borrowings under our new eighteen-month loan facility, or a combination thereof. Our ability to finance the acquisition with borrowings under our existing revolving credit facility or our committed new facility is subject to the satisfaction of conditions precedent and, in the case of the new facility, the execution of definitive agreements for the facility.

     The following are selected summary balance sheet and income statement items derived from the unaudited financial statements of the Poly-Scientific division for the twelve month period ended December 31, 2002 and the six month period ended June 30, 2003, which were provided to us by the seller. Sales of the Poly-Scientific division for the fiscal year ended December 31, 2002 and the six months ended June 30, 2003 were $132.6 million and $67.1 million, respectively. Earnings before tax of the Poly-Scientific division for those periods were $16.2 million and $9.0 million, respectively. As of June 30, 2003, total assets of the Poly-Scientific division were $50.0 million and total liabilities of the Poly-Scientific division, consisting entirely of current liabilities, were $11.0 million. This historical selected summary information of the Poly-Scientific division is unaudited and is not necessarily indicative of results to be expected in the future.

     Information regarding the expected impact of the acquisition of the Poly-Scientific division and the effect of this offering on our forecasted financial performance is set forth below. Assuming the closing of the acquisition of the Poly-Scientific division occurs on September 29, 2003, we forecast our net sales for fiscal 2004 to be between $920 million and $940 million, with approximately $465 million expected for sales in aircraft controls, approximately $112 million expected for sales in space controls and between approximately $343 million and $363 million expected for sales in industrial controls. We forecast net income for fiscal 2004 of between $53 million and $57 million and diluted earnings per share for fiscal 2004 of between $3.10 and $3.30. This forecast of net income and diluted earnings per share reflects our preliminary estimates of expense associated with the amortization of intangible assets acquired in the acquisition of the Poly-Scientific division, expense related to fair value purchase accounting adjustments principally related to inventory, and the impact of the financing of the acquisition. If actual amounts differ from these preliminary estimates, our forecast of 2004 diluted earnings per share and our previously forecasted 2004 operating margins may change. These forward-looking statements are also subject to the special note set forth below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus include or incorporate by reference "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, including statements accompanied by or containing words such as "may," "will," "should," "believes," "expects," "expected," "intends," "plans," "projects," "estimates," "predicts," "potential," "outlook," "forecast," "anticipates," "presume" and "assume." Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and are subject to several factors, risks and uncertainties, the impact or occurrence of which could cause actual results to differ materially from the expected results described in the forward-looking statements. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled "Risk Factors" beginning on page S-5 of this prospectus supplement and page 2 of the accompanying prospectus and in the sections entitled "Risk Factors," "Cautionary Statements" or similar names in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus. These factors do not and are not intended to represent a complete list of the general or specific factors that may affect us. Other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus supplement and the accompanying prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus supplement and the accompanying prospectus. Given these factors, risks and uncertainties, investors should not place undue reliance on forward-looking statements as predictive of future results. We disclaim any obligation to update the forward-looking statements made in or incorporated into this prospectus supplement or the accompanying prospectus.

                                  THE OFFERING

Class A common stock offered
hereby........................   1,750,000 shares

Common stock outstanding after
the offering

  Class A common stock(1).....   14,825,805 shares

  Class B common stock(2).....   2,149,554 shares

  Total.......................   16,975,359 shares

Use of Proceeds...............   To provide a portion of the funds required to
                                 pay the purchase price for our acquisition of the Poly-Scientific division and for general corporate purposes. To the extent the acquisition of the Poly-Scientific division is not consummated, the net proceeds of this offering will be used to repay outstanding indebtedness under our revolving bank credit facility. See "Use of Proceeds."

Risk Factors..................   You should carefully consider the information
                                 set forth under "Risk Factors" beginning on page S-5 of this prospectus supplement and on page 2 of the accompanying prospectus before investing in our Class A common stock.

NYSE symbols:

  Class A common stock........   MOG.A

  Class B common stock........   MOG.B

------------------

(1) The number of shares of our Class A common stock outstanding that will be outstanding after the offering is based on 13,075,805 shares of Class A common stock outstanding as of September 8, 2003 and excludes:

    a. 733,388 shares of Class A common stock issuable upon exercise of outstanding stock options under our stock option plans as of September 8, 2003 at a weighted average exercise price of $22.80 per share;

    b. 671,362 shares of Class A common stock reserved and available for future issuance under our stock option plans as of September 8, 2003;

    c. 10,788 shares of Class A common stock reserved for issuance upon conversion of 83,771 shares of our Series B preferred stock outstanding as of September 8, 2003;

    d. 2,149,554 shares of Class A common stock issuable upon conversion of our 2,149,554 shares of Class B common stock outstanding as of September 8, 2003;

    e. up to 262,500 shares of Class A common stock that may be issued to the underwriters upon exercise of their over allotment option.

(2) The number of outstanding shares of Class B common stock shown is based on the number of shares of Class B common stock outstanding as of September 8, 2003. Shares of our Class B common stock are convertible into shares of Class A common stock on a one-for-one basis. On all matters, other than the election of directors or as required by law, the Class A common stock and Class B common stock vote as a single class with each share of Class A common stock entitled to a one-tenth vote per share and each share of Class B common stock entitled to one vote per share. See "Description of Capital Stock" in the accompanying prospectus for additional information.

                                  RISK FACTORS

     In considering whether to purchase the Class A common stock, you should carefully consider the risks described below, as well as the risk factors beginning on page 2 of the accompanying prospectus.

OUR PROPOSED ACQUISITION OF THE POLY-SCIENTIFIC DIVISION PRESENTS RISKS AND UNCERTAINTIES THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our proposed acquisition of the Poly-Scientific division presents several risks and uncertainties that could adversely affect our operating results, including the following:

     - we may not consummate the acquisition of the Poly-Scientific division or it may be delayed, whether because of a failure to satisfy closing conditions under the purchase agreement, the failure to satisfy conditions to borrowing under our existing bank credit facility or our commitment for a new supplemental eighteen-month loan, or otherwise;

     - the information of the Poly-Scientific division provided by the seller to us, including historical unaudited financial information, included or incorporated by reference in this prospectus supplement and the accompanying prospectus, may be inaccurate or incomplete;

     - the allocation of the purchase price to the Poly-Scientific division assets, the amortization of intangible assets resulting from that allocation and the impact of fair value purchase accounting adjustments may adversely impact our earnings;

     - increased leverage and debt service requirements as a result of the incurrence of additional indebtedness to finance the Poly-Scientific division acquisition or to operate the division after the acquisition may adversely impact our earnings and our financial flexibility; and

     - a write down of the goodwill associated with the acquisition of the Poly-Scientific division could adversely affect our earnings and net worth and cause us to violate covenants in our credit agreements.

WE MAY BE UNABLE TO INTEGRATE THE POLY-SCIENTIFIC DIVISION SUCCESSFULLY.

     Integrating the Poly-Scientific division may be distracting to our management and disruptive to our business and the cost of integration may be significant. We may face challenges in consolidating functions and integrating procedures, information technology systems, personnel, product lines and operations in a timely and efficient manner. In addition, we may be unable to preserve the relationship between Poly-Scientific and its customers, suppliers and key employees following the acquisition. If we are not successful in integrating the Poly-Scientific division into our operations, or if the integration takes longer than anticipated, our operating results could be adversely affected.

CLAIMS AGAINST US RELATING TO THE ACQUISITION OF THE POLY-SCIENTIFIC DIVISION MAY NECESSITATE OUR SEEKING INDEMNIFICATION FROM THE SELLER WHICH THE SELLER MAY NOT PROVIDE OR WHICH MAY EXCEED THE SELLER'S INDEMNIFICATION OBLIGATIONS.

     There may be liabilities assumed in the acquisition of the Poly-Scientific division that we did not discover or underestimated in the course of performing our due diligence investigation. Although the seller will have indemnification obligations to us under the acquisition agreement, these obligations will be subject to financial limitations, such as general and per-claim deductibles and a cap, as well as time limitations. We cannot assure you that our right to indemnification from the seller will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our operating results.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from our sale of Class A common stock in this offering will be approximately $62.6 million, or $72.0 million if the underwriters exercise their over allotment option in full, based on the offering price of $38.00 per share and, after deducting the underwriters' fees and estimated offering expenses. We expect to use the net proceeds from this offering to provide a portion of the funds required to pay the purchase price for our acquisition of the Poly-Scientific division and for general corporate purposes. In the event we do not complete the Poly-Scientific acquisition, we expect to use the net proceeds to repay outstanding indebtedness under our revolving credit facility. Interest on borrowings under the revolving credit facility, at our election, are at the London Interbank Offered Rate, or LIBOR, plus a spread, or the prime rate. At June 30, 2003, there were no prime rate borrowings. The spread on LIBOR-based borrowings is determined by a leverage ratio, with the spread at June 30, 2003 at 175 basis points. The weighted average interest rate on borrowings under this facility at June 30, 2003 was 3.04%.

                                 CAPITALIZATION

     This table presents our capitalization as of June 30, 2003:

     - on an actual basis; and

     - on an as adjusted basis to reflect the sale by us of 1,750,000 shares of Class A common stock in this offering, the completion of the Poly-Scientific acquisition at an assumed purchase price of $158.0 million, and the application of the estimated net proceeds of $62.6 million to pay a portion of the Poly-Scientific purchase price.

     In this table, shareholders' equity excludes:

     - 733,388 shares of Class A common stock issuable upon exercise of outstanding stock options under our stock option plans as of September 8, 2003 at a weighted average exercise price of $22.80 per share;

     - 671,362 shares of Class A common stock reserved and available for future issuance under our stock option plans as of September 8, 2003;

     - 10,788 shares of Class A common stock reserved for issuance upon conversion of 83,771 shares of our Series B preferred stock outstanding as of September 8, 2003; and

     - up to 262,500 shares of Class A common stock that may be issued to the underwriters upon exercise of their over allotment option.

     This table should be read with our financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                  JUNE 30, 2003
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
SHORT-TERM DEBT:
Notes payable...............................................  $ 10,897    $ 10,897
Current installments of long-term debt......................    15,794      15,794
Poly-Scientific acquisition loan facility...................        --      15,416
                                                              --------    --------
     Total short-term debt..................................  $ 26,691    $ 42,107
                                                              ========    ========
LONG-TERM DEBT:
Bank credit facility:
  Revolving credit facility.................................  $208,000    $288,000
  Term loan facility........................................    56,250      56,250
International and other U.S. loan agreements................     3,405       3,405
Obligations under capital leases............................       -0-         -0-
                                                              --------    --------
     Total long-term debt...................................  $267,655    $347,655
                                                              --------    --------
SHAREHOLDERS' EQUITY:
9% Series B Cumulative Convertible Exchangeable Preferred
  Stock, $1.00 par value, 200,000 shares authorized; 100,000
  shares issued and 83,771 shares outstanding...............       100         100
Class A Common Stock, $1.00 par value; 30,000,000 shares
  authorized; 14,673,776 shares issued and 13,070,303 shares outstanding on an actual basis and 16,423,776 shares
  issued and 14,820,303 shares outstanding on an adjusted
  basis.....................................................    14,674      16,424
Class B Common Stock, $1.00 par value; 10,000,000 shares
  authorized; 3,639,274 shares issued and 2,152,468 shares
  outstanding...............................................     3,639       3,639

                                                                  JUNE 30, 2003
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Additional paid-in capital..................................  $135,978    $196,812
Retained earnings...........................................   253,866     253,866
Treasury shares -- at cost..................................   (39,320)    (39,320)
Accumulated other comprehensive loss........................   (26,826)    (26,826)
                                                              --------    --------
     Total shareholders' equity.............................   342,111     404,695
                                                              --------    --------
     Total capitalization...................................  $609,766    $752,350
                                                              ========    ========

                      PRICE RANGE OF CLASS A COMMON STOCK

     Our Class A common stock trades on the New York Stock Exchange under the symbol MOG.A. Until August 27, 2001, our Class A common stock was listed on the American Stock Exchange. The following table sets forth for the quarters indicated the high and low sales prices as reported prior to August 27, 2001 by the American Stock Exchange and on and after August 27, 2001 by the New York Stock Exchange.

                                                                HIGH       LOW
                                                              --------   --------
Fiscal 2001
  First Quarter.............................................  $  20.54   $  16.75
  Second Quarter............................................     25.50      18.75
  Third Quarter.............................................     25.97      22.13
  Fourth Quarter............................................     25.77      21.33
Fiscal 2002
  First Quarter.............................................  $  24.00   $  19.10
  Second Quarter............................................     33.55      21.34
  Third Quarter.............................................     42.88      30.19
  Fourth Quarter............................................     42.63      26.55
Fiscal 2003
  First Quarter.............................................  $  31.95   $  25.01
  Second Quarter............................................     33.40      29.68
  Third Quarter.............................................     35.95      29.55
  Fourth Quarter (through September 10, 2003)...............     39.66      34.00

     The closing sale price of our Class A common stock on September 10, 2003 as reported by the New York Stock Exchange was $38.25 per share. As of September 8, 2003, there were 1,269 record holders of our Class A common stock and 596 record holders of our Class B common stock.

     We intend to retain our earnings to finance the expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination regarding cash dividends will be made by our board of directors and will depend upon our earnings, financial condition, capital requirements, any limitations in our financing agreements, and other factors deemed relevant by the board. Payment of cash dividends is permitted by our bank credit facility, with a limitation on the aggregate amount of dividends which may be paid to shareholders.

                                  UNDERWRITING

     We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our Class A common stock set forth opposite their name on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement as follows:

NAME                                                           NUMBER OF SHARES
----                                                           ----------------
SG Cowen Securities Corporation.............................      1,550,000
HSBC Securities (USA), Inc. ................................        200,000
                                                                  ---------
  Total.....................................................      1,750,000
                                                                  =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A common stock offered hereby are conditional and may be terminated at their discretion based on the assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of Class A common stock being offered by us if any shares are purchased.

     The underwriters propose to offer the shares of Class A common stock to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the Class A common stock to securities dealers at the price to the public less a concession not in excess of $1.197 per share. Securities dealers may reallow a concession not in excess of $.10 per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 262,500 additional shares of Class A common stock at the public offering price set forth on the cover page of this prospectus supplement less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional Class A common shares from us in approximately the same proportion as shown in the table above.

     The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                         TOTAL
                                                               -------------------------
                                                                 WITHOUT
                                                                  OVER-      WITH OVER-
                                                   PER SHARE    ALLOTMENT     ALLOTMENT
                                                   ---------   -----------   -----------
Public offering price............................   $38.000    $66,500,000   $76,475,000
Underwriting discount............................     1.995      3,491,250     4,014,937
Proceeds, before expenses, to us.................    36.005     63,008,750    72,460,063

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $425,000.

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

     Our directors, executive officers and the Moog Retirement Plan Trust have agreed with the underwriters that for a period of 90 days following the date of this prospectus supplement, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our Class A common stock, Class B common stock or any securities convertible into or exchangeable for shares of Class A common stock or Class B common stock. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters. There are no agreements between the underwriters and any of our directors, executive officers or the Moog Retirement Plan Trust releasing them from these lock-up agreements prior to the expiration of the 90-day period.

     The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising their over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of Class A common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of Class A common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of Class A common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of Class A common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

     SG Cowen Securities Corporation has agreed to pay a fee of $250,000 upon the closing of this offering to M&T Bank Corporation, for advice provided to SG Cowen Securities Corporation in securing its engagement as underwriter in connection with this offering.

     SG Cowen Securities Corporation may provide financial advisory services to us from time to time in the ordinary course of its business. Banks affiliated with underwriters participating in this offering are lenders under our existing revolving and term loan credit facility and have committed to provide us with an unsecured eighteen-month term loan to finance our purchase of the assets of the Poly-Scientific division. In the event that we do not complete the Poly-Scientific acquisition and more than ten percent of the net proceeds of the offering is paid to banks affiliated with underwriters participating in this offering, this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

                                 LEGAL MATTERS

     The validity of the shares of Class A common stock offered by this prospectus supplement and accompanying prospectus will be passed upon for us by Hodgson Russ LLP, Buffalo, New York. John B. Drenning, the corporate secretary and a shareholder of Moog, is a partner in Hodgson Russ LLP. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet from the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

     The SEC allows us to "incorporate by reference" in this prospectus supplement and the accompanying prospectus the information in documents filed with it. This means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement and the accompanying prospectus.

     We incorporate by reference in this prospectus supplement and the accompanying prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we, or our agents, sell all of the securities that may be offered by this prospectus supplement and the accompanying prospectus:

     - Our Annual Report on Form 10-K for the year ended September 28, 2002.

     - Our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2003, March 31, 2003 and December 31, 2002.

     - Our Current Reports on Form 8-K filed September 8, 2003, September 4, 2003, August 15, 2003, July 30, 2003, May 9, 2003, April 29, 2003, April
       25, 2003 and March 26, 2003.

     You may request a copy of these documents, at no cost to you, by writing or telephoning us at the following address:

                                   Moog Inc.
                           Seneca St. at Jamison Rd.
                               Corporate Offices
                             East Aurora, NY 14052
                         Attention: Investor Relations
                                 (716) 652-2000

     Any statement made in this prospectus supplement and the accompanying prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus supplement and the accompanying prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

PROSPECTUS

                                  $120,000,000

                                   MOOG INC.

                              CLASS A COMMON STOCK
                                DEBT SECURITIES

This prospectus provides you with a general description of securities in an aggregate amount not to exceed $120,000,000 that we may offer from time to time. These securities include Class A common stock and debt securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the sale and that may add to or update the information in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

We may offer the securities in amounts, at prices and on terms determined by market conditions at the time of the offering. We may sell securities through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

Our Class A common stock is listed on the New York Stock Exchange under the trading symbol "MOG.A." Any Class A common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance.

Investing in our securities involves risks, which are described at page 5 of this prospectus and which we will describe in supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September 4, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    i
Where You Can Find More Information.........................    i
Forward-Looking Statements..................................   ii
The Company.................................................    1
Risk Factors................................................    2
Ratio of Earnings to Fixed Charges..........................    6
Use of Proceeds.............................................    6
Description of Debt Securities..............................    6
Description of Capital Stock................................   14
Plan of Distribution........................................   16
Legal Matters...............................................   17
Experts.....................................................   17

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we, Moog Inc., filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the following securities:

     - Class A common stock, and

     - debt securities,

in one or more offerings up to a total dollar amount of $120,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities offered. Each prospectus supplement may also add to, update or change the information contained or incorporated by reference in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with the information described under the heading "Where You Can Find More Information" directly below. In addition, a number of the documents and agreements that we refer to or summarize in this prospectus, like our certificate of incorporation, have been filed with the SEC as exhibits to the registration statement. Before you invest in any of our securities, you should read the relevant documents and agreements.

     References to "Moog" refer to Moog Inc. Unless the context otherwise requires, references to "we," "us" or "our" refer collectively to Moog Inc. and its subsidiaries.

     You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus or in any prospectus supplement in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents. There may have been changes in our affairs since the date of the prospectus or any prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet from the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

     The SEC allows us to "incorporate by reference" in this prospectus the information in documents filed with it. This means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or any prospectus supplement.

     We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we, or our agents, sell all of the securities that may be offered by this prospectus:

     - Our Annual Report on Form 10-K for the year ended September 28, 2002.

     - Our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2002 and March 31, 2003.

     - Our Current Reports on Form 8-K filed July 30, 2003, May 9, 2003, April 29, 2003, April 25, 2003 and March 26, 2003.

     - Our Registration Statement on Form S-3 filed on November 9, 2001 (description of our common stock).

     You may request a copy of these documents, at no cost to you, by writing or telephoning us at the following address:

                                   Moog Inc.
                           Seneca St. at Jamison Rd.
                               Corporate Offices
                             East Aurora, NY 14052
                         Attention: Investor Relations
                                 (716) 652-2000

     Any statement made in this prospectus or any prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus or any prospectus supplement at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     We believe that some of the information contained or incorporated by reference in this prospectus constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and our future plans, objectives and expected performance. Specifically, statements that are not historical facts, including statements accompanied by words such as "may," "will," "should," "believe," "expect," "anticipate," "intend," "estimate," "plan," "predict," "potential," "continue," "project," "outlook," "forecast," "presume," "assume" or the negative of these terms or other comparable terminology are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. These statements are only predictions, are subject to a wide range of risks, and actual results may differ materially. In evaluating these statements, you should specifically consider the risks outlined in the "Risk Factors" section of this prospectus.

                                   MOOG INC.

     We are a worldwide designer and manufacturer of high performance, precision motion and fluid controls and control systems for a broad range of applications in aerospace and industrial markets. Our products and systems are used in the flight control of military and commercial aircraft, satellite positioning, tactical and strategic missile steering and the steering of space launch vehicles. They are also used in a wide variety of industrial applications, including injection molding machines and power-generating turbines. Our global base of military and commercial aerospace customers includes large original equipment manufacturers, or OEMs, such as The Boeing Company, Lockheed Martin Corporation and General Dynamics Corp., and the U.S. and foreign governments. We also serve a diverse base of industrial machine manufacturers. We have operations in 21 countries and, in fiscal 2002, sales from our foreign operations were 27% of total sales. We design and manufacture our control products and systems within three operating groups: aircraft controls; space controls; and industrial controls. In fiscal 2002, sales in our aircraft controls, space controls and industrial controls segments were 50%, 15% and 35%, respectively, of our total sales.

     We have an excellent reputation in the industries we serve based on our strong engineering and design capabilities and the reliability of our products. We have developed close relationships with our customers that allow us to effectively evaluate their precision control requirements and identify new business opportunities. Our products and systems employ devices known as servovalves and servoactuators that control the position, velocity or force of moving objects with accuracy that can be measured in millionths of an inch. Not only are these devices extremely accurate, they also respond to commands in as little as thousandths of a second and as frequently as one hundred times a second. We produce our products and systems by employing low cost facilities in the Philippines and India and lean manufacturing strategies to manage our costs and realize higher profits.

     Since our founding in 1951, our focus has been to design solutions to our customers' complex motion control requirements. The technology behind our products originated from our involvement on various missile programs and NASA space missions in the 1950's and 1960's. We have adapted our technologies to other product applications in aircraft controls and industrial controls. We supply OEM flight control actuation systems for military and commercial aircraft, steering controls for launch vehicles and propellant controls for satellites. Our products have been used in almost every U.S. military aircraft and numerous foreign military aircraft. We have an installed base of products on the F-15 Eagle, the F/A-18 C/D Hornet, the B-2 Stealth Bomber and other programs. We also supply controls for newer military aircraft programs such as the F/A-18 E/F Super Hornet, the V-22 Osprey tiltrotor and the F-35 Joint Strike Fighter. We supply steering controls for a number of strategic and tactical missile programs, for NASA's Space Shuttle, for geosynchronous satellites and for a number of launch vehicle programs. We supply flight controls to the major commercial aircraft manufacturers, Boeing and Airbus Industrie. We also supply servovalves for a wide range of global industrial applications.

     The markets we serve provide substantial opportunity for aftermarket sales. Aftermarket sales are sales of spare and replacement parts and repair and overhaul services. In fiscal 2002, aftermarket sales were 23% of our total sales. The high technological content of our products and our reputation for reliability encourages customers and end-users to use our routine repair and maintenance services. For example, we provide product support to most major commercial airlines.

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our securities. You should also refer to the other information contained or incorporated by reference in this prospectus and in any prospectus supplement. If any of the following risks occur, our business could be harmed.

RISKS RELATED TO OUR INDUSTRY

THE MARKETS WE SERVE ARE CYCLICAL AND SENSITIVE TO DOMESTIC AND FOREIGN ECONOMIC CONDITIONS AND EVENTS WHICH MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

     The markets we serve are sensitive to fluctuations in general business cycles and domestic and foreign economic conditions and events. For example, demand for our industrial controls products is dependent upon spending for capital goods. In addition, the commercial airline industry is highly cyclical and sensitive to fuel price increases, labor disputes and economic conditions. These factors could result in a reduction in the amount of air travel. A reduction in air travel would reduce orders for new aircraft for which we supply flight controls and for spare parts and services and reduce our sales. A reduction in air travel may also result in our commercial airline customers being unable to pay our invoices on a timely basis or at all.

WE DEPEND HEAVILY ON GOVERNMENT CONTRACTS THAT MAY NOT BE FULLY FUNDED OR MAY BE TERMINATED, AND THE FAILURE TO RECEIVE FUNDING OR THE TERMINATION OF ONE OR MORE OF THESE CONTRACTS COULD REDUCE OUR SALES AND INCREASE OUR COSTS.

     Sales to the U.S. government and its prime contractors and subcontractors represent a significant portion of our business. In fiscal 2002, sales under U.S. government contracts represented 33% of our total sales, primarily within our aircraft controls and space controls segments. Sales to foreign governments represented 9% of our total sales. We expect that the percentage of our revenues from government contracts will continue to be substantial in the future. Government programs can be structured into a series of individual contracts. The funding of these programs is generally subject to annual congressional appropriations, and congressional priorities are subject to change. In addition, government expenditures for defense programs may decline or these defense programs may be terminated. A decline in governmental expenditures may result in a reduction in the volume of contracts awarded to us. We may have resources applied to specific government contracts and, if any of those contracts were terminated, we may incur substantial costs redeploying these resources.

CONTRACTING IN THE DEFENSE INDUSTRY IS SUBJECT TO SIGNIFICANT REGULATION, INCLUDING RULES RELATING TO BIDDING, BILLING AND ACCOUNTING KICKBACKS AND FALSE CLAIMS, AND ANY NON-COMPLIANCE COULD SUBJECT US TO FINES AND PENALTIES OR POSSIBLE DEBARMENT.

     Like all government contractors, we are subject to risks associated with this contracting. These risks include the potential for substantial civil and criminal fines and penalties. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks or filing false claims. We have been, and expect to continue to be, subjected to audits and investigations by government agencies. The failure to comply with the terms of our government contracts could harm our business reputation. It could also result in our progress payments being withheld or our suspension or debarment from future government contracts.

ADVANCES IN TECHNOLOGY THAT SHIFT DEMAND FROM HYDRAULIC CONTROLS TO ELECTRIC CONTROLS COULD RENDER SOME OF OUR PRODUCTS OBSOLETE.

     We supply industrial customers with high performance and application specific motion controls. Advances in technology and changes in customer preferences may shift the demand for hydraulic controls to electric controls. This could render some of our hydraulic motion control products obsolete without the opportunity for replacement.

RISKS RELATED TO OUR BUSINESS

THE LOSS OF BOEING AS A CUSTOMER OR A SIGNIFICANT REDUCTION IN SALES TO BOEING WOULD REDUCE OUR SALES AND EARNINGS.

     Our largest customer is Boeing. We provide Boeing with controls for both military and commercial applications, which, in total, were 14% of our fiscal 2002 sales. Sales to Boeing's commercial airplane group were 8% of fiscal 2002 sales. These commercial sales are generally made under a long-term supply agreement through 2008. Our commercial sales to Boeing have been decreasing since 2001. These decreases result from Boeing's reduced production rates. The loss of Boeing as a customer or a significant reduction in sales to Boeing would significantly reduce our sales and earnings.

OUR SIGNIFICANT INDEBTEDNESS COULD LIMIT OUR OPERATIONAL AND FINANCIAL FLEXIBILITY.

     We have incurred substantial debt to finance our growth. We had total debt of $294 million, of which $268 million is long-term, at June 30, 2003. We also had $119 million of unused borrowing capacity under short and long-term lines of credit at that date. We may incur additional debt to fund our future growth. We may not be able to service our debt or refinance our debt at maturity on terms that are acceptable to us. Our debt service, consisting of interest expense and required principal payments, was $27 million in the first nine months of fiscal 2003 and $32 million in fiscal 2002. The degree to which we are leveraged could have other important consequences to us, including the following:

     - we must dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt;

     - a portion of our debt is at variable rates of interest, which makes us vulnerable to increases in interest rates; for example, interest expense for fiscal 2003 would increase $0.9 million for every percentage point increase in interest rates based on average variable rate debt outstanding during the first nine months of 2003; and

     - our debt instruments contain numerous financial and other restrictive covenants, such as restrictions on paying dividends, incurring additional debt, selling assets and making capital investments.

OUR DEFINED BENEFIT PENSION PLAN COSTS COULD SUBSTANTIALLY INCREASE AS A RESULT OF MATTERS OUTSIDE OF OUR CONTROL.

     The funded status of our defined benefit pension plans is significantly affected by matters outside our control including the investment performance of the plan's assets and the level of market interest rates. Higher pension costs and increased cash funding requirements could occur in future years if actual plan investment performance or actual interest-rate levels, among other matters, differ from the assumptions we used for these defined benefit plans.

A WRITE-OFF OF ALL OR PART OF OUR GOODWILL COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND NET WORTH AND CAUSE US TO VIOLATE COVENANTS IN OUR BANK CREDIT AGREEMENT.

     Goodwill is a substantial portion of our assets. At June 30, 2003, goodwill was $195 million of our total assets of $916 million. Our goodwill may increase in the future since our strategy includes growing through acquisitions. We may have to write-off all or part of our goodwill if its value becomes impaired. Although this write-off would be a non-cash charge, it could reduce our earnings and net worth significantly. A write-off of goodwill could also cause us to violate covenants in our bank credit agreement that require a minimum level of net worth. This could result in our being unable to borrow under the line of credit portion of the credit agreement or in a need to refinance or renegotiate the terms of our bank indebtedness.

WE ENTER INTO FIXED PRICE CONTRACTS THAT COULD SUBJECT US TO LOSSES IN THE EVENT THAT WE HAVE COST OVERRUNS.

     Most of the long-term contracts that we enter into are on a firm, fixed price basis. This allows us to benefit from cost savings, but exposes us to the risk of cost overruns. If our initial estimates are flawed, we can lose money on these contracts. This could reduce our earnings.

OUR SALES GROWTH AND EARNINGS MAY BE REDUCED IF WE CANNOT IMPLEMENT OUR ACQUISITION STRATEGY.

     Acquisitions are a key part of our growth strategy. Our ability to grow by acquisition depends on the availability of suitable acquisition candidates at reasonable prices. Growth by acquisition also involves risks that could adversely affect our operating results, including:

     - difficulties in integrating the operations and personnel of acquired companies;

     - the potential impairment of a significant amount of intangible assets;
       and

     - the potential loss of key employees of acquired business.

OUR FACILITIES COULD BE DAMAGED BY CATASTROPHES WHICH COULD REDUCE OUR PRODUCTION CAPACITY AND RESULT IN A LOSS OF CUSTOMERS.

     We have facilities in southern California, Japan and the Philippines. These facilities account for approximately 25% of our manufacturing, assembly and test capacity. Southern California, Japan, and the Philippines are particularly susceptible to earthquakes. Although we carry property insurance, including earthquake insurance and business interruption insurance, our inability to meet customer schedules as a result of catastrophe may result in a loss of customers or significant additional costs such as penalty claims under customer contracts.

THE FAILURE OF OUR PRODUCTS MAY RESULT IN CLAIMS AGAINST US THAT EXCEED OUR INSURANCE COVERAGE AND REQUIRE US TO PAY SIGNIFICANT DAMAGES.

     Our products are used in applications where their failure is likely to result in significant property loss and serious personal injury or death. We carry aircraft and non-aircraft product liability insurance consistent with industry norms. However, this insurance coverage may not be sufficient to fully cover the payment of any potential claim.

OUR INTERNATIONAL OPERATIONS POSE CURRENCY AND OTHER RISKS THAT MAY ADVERSELY IMPACT SALES AND EARNINGS.

     We have significant manufacturing and sales operations in foreign countries. In addition, our domestic operations have sales to foreign customers. Our financial results may be adversely affected by fluctuations in foreign currencies and by the translation of the financial statements of our foreign subsidiaries from local currencies into U.S. dollars. The translation of our sales in foreign currencies, primarily the Euro and the Yen, to the U.S. dollar had a $20.9 million positive impact on sales for the first nine months of fiscal 2003 using average exchange rates for the first nine months of fiscal 2003 compared to average exchange rates for the first nine months of fiscal 2002 and a $2.0 million positive impact on sales for fiscal 2002 using average exchange rates for fiscal 2002 compared to average exchange rates for fiscal 2001. In addition, international operations are subject to other risks, including:

     - restrictions on dividends,

     - the tax impact of the repatriation of funds,

     - economic and political instability, and

     - possible expropriation of private property.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS AND THE COST OF COMPLIANCE WITH THOSE LAWS MAY CAUSE US TO INCUR SIGNIFICANT COSTS.

     Our operations and facilities are subject to numerous stringent environmental laws and regulations. Although we believe that we are in material compliance with these laws and regulations, future changes in these laws, regulations, or interpretations of them, or changes in the nature of our operations may require us to make significant capital expenditures to ensure compliance. We have been and are currently involved in environmental remediation activities, the cost of which may become significant depending on discovery of additional environmental exposures at sites that we currently own or operate and at sites that we formerly owned or operated, or at sites to which we have sent hazardous substances or wastes for treatment, recycling or disposal.

RISKS RELATED TO THIS OFFERING

THE VOTING RIGHTS OF THE CLASS A COMMON STOCK ARE LIMITED.

     The voting rights of the holders of Class A common stock are limited by our certificate of incorporation. Holders of Class A common stock are entitled to elect at least 25% of the board of directors, rounded up to the nearest whole number, so long as the outstanding shares of Class A common stock are at least 10% of the aggregate number of outstanding shares of Class A common stock and Class B common stock combined. Currently, the holders of Class A common stock are entitled, as a class, to elect three directors. The holders of the Class B common stock are entitled, as a class, to elect the remaining seven directors. On all other matters except as is required by law, the Class A and Class B common stock vote together as a single class with each share of Class A common stock entitled to a one-tenth vote per share and each share of Class B common stock entitled to one vote per share.

OUR OFFICERS AND DIRECTORS AND SHAREHOLDERS AFFILIATED WITH THEM CONTROL THE VOTE OF A MAJORITY OF OUR VOTING STOCK AND AS A RESULT EXERT SIGNIFICANT INFLUENCE OVER US, AND MAY HAVE INTERESTS THAT CONFLICT WITH THOSE OF OTHER SHAREHOLDERS, INCLUDING PURCHASERS OF CLASS A COMMON STOCK.

     As of June 30, 2003, approximately 78.1% of the Class B common stock and approximately 10.1% of the Class A common stock was held in the aggregate by the Moog Inc. Savings and Stock Ownership Plan Trust, the Moog Inc. Retirement Plan Trust, relatives of the late Jane B. Moog subject to The Moog Family Agreement as to Voting and our officers and directors. These shareholders as a group possess the voting power to elect a majority of the board of directors and to effectively control our business policies and affairs.

THERE ARE MECHANISMS IN PLACE TO INHIBIT TAKEOVER ATTEMPTS, WHICH MAY REDUCE OR ELIMINATE ABILITY TO SELL SHARES OF CLASS A COMMON STOCK FOR A PREMIUM.

     There are mechanisms in place that could prevent or delay a takeover of us. These mechanisms include:

     - the limited voting rights of the Class A common stock and the fact that approximately 10.1% of the Class A and approximately 78.1% of the Class B common stock, representing approximately 52.4% of the voting power of our outstanding common stock, is owned or controlled by our affiliates;

     - our ability under our certificate of incorporation to issue additional shares of Class B common stock and shares of "blank check" preferred stock without action of the shareholders;

     - our outstanding Series B preferred stock which is held by our officers and directors and which may vote as a class on takeover transactions in which the rights of the Series B preferred stock would be prejudiced;

     - provisions of our certificate of incorporation and bylaws which create a staggered board of directors with each director elected for a three-year term; and

     - provisions of New York corporate law which impose limitations on persons proposing to acquire us in a transaction not approved by our board of directors.

OUR STOCK PRICE MAY BE VOLATILE AND COULD EXPERIENCE SIGNIFICANT DECLINES.

     The market price of our Class A common stock has experienced and may continue to experience significant price fluctuations which may be unrelated to our financial performance. The volatility of our Class A common stock may have been influenced by its low historical trading volume. For example, from January 1, 2001 to June 30, 2003 the closing prices of our Class A common stock have ranged from $18.92 per share to $42.88 per share.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

  NINE MONTHS
ENDED JUNE 30,                 FISCAL
---------------   --------------------------------
 2003     2002    2002   2001   2000   1999   1998
------   ------   ----   ----   ----   ----   ----
  3.3      2.6    2.7    2.1    2.0    2.1    2.3

     For these ratios, "earnings" consist of pre-tax income from continuing operations before fixed charges.

     For these ratios, "fixed charges" consist of

     - interest on all indebtedness

     - amortization of capitalized expenses related to debt,

     - an interest factor attributable to rentals,

     - preferred stock dividends.

                                USE OF PROCEEDS

     Unless otherwise indicated in a prospectus supplement, we expect to use the net proceeds from the sale of the securities offered hereby for general corporate purposes, which may include working capital, acquisition financing, capital expenditures and the repayment of debt obligations. Further details relating to the use of the net proceeds of any of the securities will be set forth in the applicable prospectus supplement.

                         DESCRIPTION OF DEBT SECURITIES

     If we issue any debt securities offered by this prospectus and any accompanying prospectus supplement we will issue them under an indenture to be entered into by us and a trustee to be identified in the applicable prospectus supplement, as trustee. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture. We have filed a copy of the proposed form of indenture as an exhibit to the registration statement in which this prospectus is included. We may use another indenture for a series of debt securities and, if we do so, we will provide details in a prospectus supplement. We will file the form of any other indenture with the SEC at the time we use it. Each indenture will be subject to and governed by the terms of the Trust Indenture Act of 1939.

     We may offer under this prospectus up to $120,000,000 aggregate principal amount of debt securities; or if debt securities are issued at a discount, or in a foreign currency, foreign currency units or composite currency, the principal amount as may be sold for an initial public offering price of up to $120,000,000. Unless otherwise specified in the applicable prospectus supplement, the debt securities will represent direct, unsecured obligations of Moog and will rank equally with all of our other unsecured indebtedness.

     The following statements relating to the debt securities and the indenture are summaries and do not purport to be complete, and are subject in their entirety to the detailed provisions of the indenture.

GENERAL

     We may issue the debt securities in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will describe the particular terms of each series of debt securities in a prospectus supplement relating to that series, which we will file with the SEC. To review the terms of a series of debt securities, you must refer to both the prospectus supplement for the particular series and, if applicable, to the description of debt securities in this prospectus.

     The prospectus supplement will set forth the following terms of the debt securities in respect of which this prospectus is delivered:

          (1) the title;

          (2) the aggregate principal amount;

          (3) the issue price or prices (expressed as a percentage of the aggregate principal amount thereof);

          (4) any limit on the aggregate principal amount;

          (5) the date or dates on which principal is payable;

          (6) the interest rate or rates (which may be fixed or variable) or, if applicable, the method used to determine the rate or rates;

          (7) the date or dates from which the interest, if any, will be payable and any regular record date for the interest payable;

          (8) the place or places where principal and, if applicable, premium and interest, is payable;

          (9) the terms and conditions upon which Moog may, or the holders may require Moog to, redeem or repurchase the debt securities;

          (10) the denominations in which the debt securities may be issuable, if other than denominations of $1,000 or any integral multiple thereof;

          (11) whether the debt securities are to be issuable in the form of certificated debt securities (as described below) or global debt securities (as described below);

          (12) the portion of principal amount that will be payable upon declaration of acceleration of the maturity date if other than the principal amount of the debt securities;

          (13) the currency of denomination;

          (14) the designation of the currency, currencies or currency units in which payment of principal and, if applicable, premium and interest, will be made;

          (15) if payments of principal and, if applicable, premium or interest, on the debt securities are to be made in one or more currencies or currency units other than the currency of denomination, the manner in which the exchange rate with respect to these payments will be determined;

          (16) if amounts of principal and, if applicable, premium and interest may be determined (a) by reference to an index based on a currency or currencies other than the currency of denomination or designation or (b) by reference to a commodity, commodity index, stock exchange index or financial index, then the manner in which these amounts will be determined;

          (17) the provisions, if any, relating to any security provided for the debt securities;

          (18) any addition to or change in the covenants and/or the acceleration provisions described in this prospectus or in the indenture;

          (19) any events of default, if not otherwise described, begin under "Events of Default";

          (20) the terms and conditions for conversion into or exchange for shares of common stock or preferred stock;

          (21) any other terms, which may modify or delete any provision of the indenture insofar as it applies to that series;

          (22) any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents; and

          (23) the terms and conditions, if any, upon which the debt securities shall be subordinated in right of payment to other indebtedness of Moog.

     We may issue discount debt securities that provide for an amount less than the stated principal amount to be due and payable upon acceleration of the maturity of the debt securities in accordance to the terms of the indenture. We may also issue debt securities in bearer form, with or without coupons. If we issue discount securities or debt securities in bearer form, we will describe United States federal income tax considerations and other special considerations that apply to the debt securities in the applicable prospectus supplement.

     We may issue debt securities denominated in or payable in a foreign currency or currencies or a foreign currency unit or units. If we do so, we will describe the restrictions, elections, general tax considerations, specific terms and other information with respect to the issue of debt securities and the foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

EXCHANGE AND/OR CONVERSION RIGHTS

     If we issue debt securities that may be exchanged for or converted into shares of common stock or preferred stock, we will describe the terms of exchange or conversion in the prospectus supplement relating to those debt securities.

TRANSFER AND EXCHANGE

     We may issue debt securities that will be represented by either:

          (1) "book-entry securities," which means that there will be one or more global securities registered in the name of The Depository Trust Company, as depository, or a nominee of the depository; or

          (2) "certificated securities," which means that they will be represented by a certificate issued in definitive registered form.

     We will specify in the prospectus supplement applicable to a particular offering whether the debt securities offered will be book-entry or certificated securities. Except as set forth under "-- Global Debt Securities and Book Entry System" below, book-entry debt securities will not be issuable in certificated form.

CERTIFICATED DEBT SECURITIES

     If you hold certificated debt securities that have been offered by this prospectus, you may transfer or exchange them at the trustee's office or at the paying agency in accordance with the terms of the indenture. You will not be charged a service charge for any transfer or exchange of certificated debt securities, but may be required to pay an amount sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

     You may effect the transfer of certificated debt securities and of the right to receive the principal of, premium, and/or interest, if any, on your certificated debt securities only by surrendering the certificate representing your certificated debt securities and having us or the trustee issue a new certificate to the new holder.

GLOBAL DEBT SECURITIES AND BOOK ENTRY SYSTEM

     The Depository Trust Company, as depository, has indicated that it would follow the procedures described below to book-entry debt securities.

     Only participants that have accounts with the depository for the related global debt security or persons that hold interests through these participants may own beneficial interests in book-entry debt securities. Upon the issuance of a global debt security, the depository will credit, on its book-entry registration and transfer system, each participants' account with the principal amount of the book-entry debt securities represented by the global debt security that is beneficially owned by that participant. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by the depository for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in book-entry debt securities.

     So long as the depository for a global debt security, or its nominee, is the registered owner of the global debt security, the depository or its nominee will be considered the sole owner or holder of the book-entry debt securities represented by the global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have these securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing these securities and will not be considered the owners or holders of these securities under the indenture. Accordingly, each person who beneficially owns book-entry debt securities and desires to exercise their rights as a holder under the indenture, must rely on the procedures of the depository for the related global debt security and, if this person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise such rights.

     We understand, however, that under existing industry practice, the depository will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities. Moog and its agents, the trustee, and any of its agents, will treat as the holder of a debt security the persons specified in a written statement of the depository with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities under the indenture.

     Payments of principal and, if applicable, premium and interest, on book-entry debt securities will be made to the depository or its nominee, as the case may be, as the registered holder of the related global debt security. Moog and its agents, the trustee, and any of its agents will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debt security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that the depository, upon receipt of any payment of principal of, premium, if any, or interest, if any, on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the amounts of book-entry debt securities held by each participant as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through these participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of the participants.

     If the depository is at any time unwilling or unable to continue as depository or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we will appoint a successor depository. If we do not appoint a successor depository registered as a clearing agency under the Securities Exchange Act of 1934 within 90 days, we will issue certificated debt securities in exchange for each global debt security. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities. In that case, we will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by that global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in the name or names that the depository instructs the trustee. We expect that these instructions will be based upon directions received by the depository from participants.

     We obtained the information in this section concerning the depository and the depository's book-entry system from sources we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

NO PROTECTION IN THE EVENT OF CHANGE OF CONTROL

     The indenture does not have any covenants or other provisions providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of Moog or a highly leveraged transaction. If we offer any covenants of this type or provisions with respect to any debt securities in the future, we will describe them in the applicable prospectus supplement.

COVENANTS

     Unless otherwise indicated in this prospectus or a prospectus supplement, the debt securities will not have the benefit of any covenants that limit or restrict our business or operations, the pledging of our assets or the incurrence by us of indebtedness. We will describe in the applicable prospectus supplement any material covenants of a series of debt securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We have agreed in the indenture that we will not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, unless:

          (1) the person formed by the consolidation or into or with which we are merged or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and, if we are not the surviving person, the surviving person has expressly assumed all of our obligations, including the payment of the principal of and, premium, if any, and interest on the debt securities and the performance of the other covenants under the indenture; and

          (2) immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing under the indenture.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable prospectus supplement, the following events will be events of default under the indenture with respect to debt securities of any series:

          (1) we fail to pay any principal of, or premium, if any, when it becomes due;

          (2) we fail to pay any interest within 30 days after it becomes due;

          (3) we fail to observe or perform any other covenant in the debt securities or the indenture for 90 days after written notice from the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series; and

          (4) certain events occur involving bankruptcy, insolvency or reorganization of Moog or any of our significant subsidiaries.

     The trustee may withhold notice to the holders of the debt securities of any series of any default, except in payment of principal or premium, if any, or interest on the debt securities of that series, if the trustee considers it to be in the best interest of the holders of the debt securities of that series to do so.

     If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) occurs, and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of any series may accelerate the maturity of the debt securities.

     If this happens, the entire principal amount of all the outstanding debt securities of that series plus accrued interest to the date of acceleration will be immediately due and payable. At any time after an acceleration, but before a judgment or decree based on the acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may rescind and annul the acceleration if (1) all events of default (other than nonpayment of accelerated principal, premium or interest) have been cured or waived, (2) all overdue interest and overdue principal has been paid and (3) the rescission would not conflict with any judgment or decree.

     If an event of default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the principal, premium and interest amount with respect to all of the debt securities of any series shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the debt securities of that series.

     The holders of a majority in principal amount of the outstanding debt securities of a series shall have the right to waive any existing default or compliance with any provision of the indenture or the debt securities of that series and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

     No holder of any debt security of a series will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless:

          (1) the holder gives to the trustee written notice of a continuing event of default;

          (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series make a written request and offer reasonable indemnity to the trustee to institute proceeding as a trustee;

          (3) the trustee fails to institute proceeding within 60 days of the request; and

          (4) the holders of a majority in aggregate principal amount of the outstanding debt securities of that series do not give the trustee a direction inconsistent with their request during the 60-day period.

     However, these limitations do not apply to a suit instituted for payment on debt securities of any series on or after the due dates expressed in the debt securities.

MODIFICATION AND WAIVER

     From time to time, we and the trustee may, without the consent of holders of the debt securities of one or more series, amend the indenture or the debt securities of one or more series, or supplement the indenture, for certain specified purposes, including:

          (1) to provide that the surviving entity following a change of control of Moog permitted under the indenture shall assume all of our obligations under the indenture and debt securities;

          (2) to provide for uncertificated debt securities in addition to certificated debt securities;

          (3) to comply with any requirements of the SEC under the Trust Indenture Act of 1939;

          (4) to cure any ambiguity, defect or inconsistency, or make any other change that does not adversely affect the rights of any holder of the debt securities;

          (5) to issue and establish the form and terms and conditions of the debt securities; and

          (6) to appoint a successor trustee under the indenture with respect to one or more series of the debt securities.

     From time to time we and the trustee may, with the consent of holders of at least a majority in principal amount of the outstanding debt securities, amend or supplement the indenture or the debt securities, or waive compliance in a particular instance by us with any provision of the indenture or the debt securities; but without the consent of each holder affected by the action, we may not modify or supplement the indenture or the debt securities or waive compliance with any provision of the indenture or the debt securities in order to:

          (1) reduce the amount of debt securities whose holders must consent to an amendment, supplement, or waiver to the indenture or the debt security;

          (2) reduce the rate of or change the time for payment of interest;

          (3) reduce the principal of or premium on or change the stated maturity;

          (4) make any debt security payable in money other than that stated in the debt security;

          (5) change the amount or time of any payment required or reduce the premium payable upon any redemption, or change the time before which no redemption of this type may be made;

          (6) waive a default on the payment of the principal of, interest on, or redemption payment;

          (7) take any other action otherwise prohibited by the indenture to be taken without the consent of each holder affected by that action.

DEFEASANCE AND DISCHARGE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     The indenture permits us, at any time, to elect to discharge our obligations with respect to one or more series of debt securities by following certain procedures described in the indenture. These procedures will allow us either:

          (1) to defease and be discharged from any and all of our obligations with respect to any debt securities except for the following obligations (which discharge is referred to as "legal defeasance"):

             (a) to register the transfer or exchange of the debt securities;

             (b) to replace temporary or mutilated, destroyed, lost or stolen debt securities;

             (c) to compensate and indemnify the trustee; or

             (d) to maintain an office or agency in respect of the debt securities and to hold monies for payment in trust; or

          (2) to be released from our obligations with respect to the debt securities under certain covenants contained in the indenture, as well as any additional covenants which may be contained in the applicable prospectus supplement (which release is referred to as "covenant defeasance").

     In order to exercise either defeasance option, we must deposit with the trustee or other qualifying trustee, in trust for this purpose:

          (1) money;

          (2) U.S. Government Obligations (as described below) or Foreign Government Obligations (as described below) which through the scheduled payment of principal and interest in accordance with their terms will provide money; or

          (3) a combination of money and/or U.S. Government Obligations and/or Foreign Government Obligations sufficient in the written opinion of a nationally-recognized firm of independent accountants to provide money;

which in each case specified in clauses (1) through (3) above, provides a sufficient amount to pay the principal of, premium, if any, and interest, if any, on the debt securities of a series, on the scheduled due dates or on a selected date of redemption in accordance with the terms of the indenture.

     In addition, defeasance may be effected only if, among other things:

          (1) in the case of either legal or covenant defeasance, we deliver to the trustee an opinion of counsel, as specified in the indenture, stating that as a result of the defeasance neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940;

          (2) in the case of legal defeasance, we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that, or there has been a change in any applicable federal income tax law with the effect that, and the opinion shall confirm that, the holders of outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes solely as a result of the legal defeasance and will be subject to United States federal income tax on the same amounts, in the same manner, including as a result of prepayment, and at the same times as would have been the case if a defeasance had not occurred;

          (3) in the case of covenant defeasance, we deliver to the trustee an opinion of counsel to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if a covenant defeasance had not occurred; and

          (4) certain other conditions described in the indenture are satisfied.

     If we fail to comply with our remaining obligations under the indenture and applicable supplemental indenture after a covenant defeasance of the indenture and applicable supplemental indenture, and the debt securities are declared due and payable because of the occurrence of any undefeased event of default, the amount of money and/or U.S. Government Obligations and/or Foreign Government Obligations on deposit with the trustee could be insufficient to pay amounts due under the debt securities of that series at the time of acceleration. We will, however, remain liable in respect of these payments.

     The term "U.S. Government Obligations" as used in the above discussion means securities which are direct obligations of or non-callable obligations guaranteed by the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

     The term "Foreign Government Obligations" as used in the above discussion means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars (1) direct obligations of the government that issued or caused to be issued the currency for the payment of which obligations its full faith and credit is pledged or (2) obligations of a person controlled or supervised by or acting as an agent or instrumentality of that government the timely payment of which is unconditionally

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guaranteed as a full faith and credit obligation by that government, which in either case under clauses (1) or (2), are not callable or redeemable at the option of the issuer.

REGARDING THE TRUSTEE

     We will identify the trustee with respect to any series of debt securities in the prospectus supplement relating to the debt securities. The holders of a majority in principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. If an event of default occurs and is continuing, the trustee, in the exercise of its rights and powers, must use the degree of care and skill of a prudent person in the conduct of his or her own affairs. Subject to this provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee reasonable indemnity or security.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 30,000,000 shares of Class A common stock, par value $1.00 per share, 10,000,000 shares of Class B common stock, par value $1.00 per share and 10,000,000 shares of preferred stock, par value $1.00 per share. As of July 21, 2003, we had outstanding 13,064,843 shares of Class A common stock, 2,155,183 shares of Class B common stock and 83,771 shares of 9% Cumulative, Convertible, Exchangeable, Preferred Stock, Series B, $1.00 par value, or Series B Preferred Stock. The following description of our capital stock is a summary only and is derived from our certificate of incorporation, which is incorporated by reference into this prospectus.

COMMON STOCK

     The Class A common stock and Class B common stock share equally in our earnings and are identical except with respect to rights on voting, dividends and share distributions and convertibility.

     Voting Rights. The Class A common stock and Class B common stock vote as a single class on all matters except election of directors and except as required by law. Holders of Class A common stock are entitled to elect at least 25% of the board of directors, rounded up to the nearest whole number, so long as the outstanding shares of Class A common stock are at least 10% of the aggregate number of outstanding shares of Class A common stock and Class B common stock combined. The holders of Class B common stock elect the remaining directors. Currently, the holders of Class A common stock are entitled, as a class, to elect three directors. The holders of the Class B common stock are entitled, as a class, to elect our remaining seven directors. On all other matters, the holders of Class A common stock are entitled to one-tenth of a vote. Each share of Class B common stock is entitled to one vote. If the outstanding shares of Class A common stock become less than 10% of the aggregate number of outstanding shares of both classes combined, the holders of Class A common stock would not have the right to elect 25% of the board of directors. Directors would then be elected by all shareholders voting as a single class, with holders of Class A common stock having a one-tenth vote per share and holders of Class B common stock having one vote per share.

     Dividends and Share Distributions. Dividends may be paid on Class A common stock without paying a dividend on Class B common stock. No dividend may be paid on Class B common stock unless at least an equal dividend is paid on Class A common stock. Payment of dividends is limited by our bank credit facility.

     Share distributions in shares of Class A common stock or Class B common stock may be paid only as follows. Shares of Class A common stock are paid to holders of shares of Class A common stock or, if there is no Class A common stock outstanding, to holders of Class B common stock. Shares of Class B common stock are paid to holders of Class B common stock. The same number of shares must be paid in respect of each outstanding share of Class A common stock and Class B common stock.

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

     We may not combine or subdivide shares of either class of common stock without at the same time proportionally subdividing or combing shares of the other class.

     Conversion. Each share of Class B common stock is convertible at the option of the holder at any time into Class A common stock on a one-for-one basis.

PREFERRED STOCK

     The Series B Preferred Stock is our only outstanding class of preferred stock. As of July 21, 2003, there were 83,771 shares of Series B Preferred Stock outstanding. The Series B Preferred Stock is entitled to quarterly cumulative dividends at 9% per annum based on the par value of the shares. In the event we fail to pay the dividend for a period of eight consecutive quarters, the Series B Preferred Stock, voting as a class, is entitled to elect two directors who would otherwise be elected by the Class B common stock. The Series B Preferred Stock will be automatically exchanged for shares of Class A common stock at the conversion rate on January 1, 2004. The Series B Preferred Stock also has the right to receive payment on our liquidation before payment is made to holders of the common stock. The Series B Preferred Stock is convertible into Class A common stock at a rate of .128775 shares of common stock per share of Series B Preferred Stock at any time at the option of the holder. The Series B Preferred Stock votes with the common stock, on the basis of one vote per share, on any proposal for the termination of our existence by reason of dissolution, liquidation, sale or mortgage of a substantial part of our assets, or a merger, consolidation or similar business combination. Pursuant to the New York Business Corporation Law, the Series B Preferred Stock is entitled to vote as a class on takeover transactions in which the rights of the Series B Preferred Stock are prejudiced. The Series B Preferred Stock is owned by nine of our current officers. These officers have agreed among themselves that all shares of Series B Preferred Stock owned by them will be voted in a manner determined by the holders of a majority of the shares. The agreement contains restrictions on the ability of any party to remove their shares from the provisions of the agreement, to transfer shares, or otherwise convert the shares that are subject to the agreement. The agreement continues in force until January 2, 2004, unless any of the following events occur prior to that date:

     - we cease to do business;

     - our bankruptcy, receivership or dissolution;

     - upon the mutual agreement of the holders of 85% of the shares of Series B Preferred Stock bound by the agreement; or

     - whenever there are only two surviving holders bound by the agreement.

     Our board of directors is authorized, without shareholder action, to issue additional shares of preferred stock in one or more series. The board has the discretion to determine the rights, preferences and limitations of each series, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. Satisfaction of any dividend preference of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. We have no current intention to issue any additional shares of preferred stock.

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

                              PLAN OF DISTRIBUTION

     We may sell the securities being offered hereby in one or more of the following ways from time to time:

     - to underwriters or dealers for resale to the public or to institutional investors;

     - directly to institutional investors; or

     - through agents to the public or to institutional investors.

     The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

     - the name or names or any underwriters or agents;

     - the purchase price of the securities and the proceeds to be received by us from the sale;

     - any underwriting discounts or agency fees and other items constituting underwriters or agents compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange on which the securities may be listed.

     If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

     - negotiated transactions;

     - at a fixed public offering price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to prevailing market prices; or

     - at negotiated prices.

     The securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. The prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

     Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

     Underwriters, dealers, agents and remarketing firms may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers, agents and remarketing firms may be required to make. Underwriters, dealers, agents and remarketing agents may be customers of, engage in transactions with, or perform services in the ordinary course of business for us and/or our affiliates.

     Each series of securities will be a new issue of securities and will have no established trading market other than our Class A common stock which is listed on the New York Stock Exchange. Any Class A common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance. The securities, other than the Class A common stock, may or may not be listed on a national securities exchange.

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

     Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

     We may sell securities as soon as practicable after the effectiveness of our registration statement, provided favorable market conditions exist. Any underwriter or agent involved in the offer or sale of securities will be named in the applicable prospectus supplement.

                                 LEGAL MATTERS

     Unless otherwise indicated in the applicable prospectus supplement, Hodgson Russ LLP, Buffalo, New York will provide us with an opinion regarding the validity of the securities offered hereby. John Drenning, our Corporate Secretary, is a partner in Hodgson Russ LLP.

                                    EXPERTS

     The consolidated financial statements and schedule of Moog Inc. and subsidiaries as of September 28, 2002 and September 29, 2001, and for each of the years in the three-year period ended September 28, 2002, have been incorporated by reference herein and in the registration statement in the reliance upon the reports of KPMG LLP and PricewaterhouseCoopers, independent certified public accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

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

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                                1,750,000 SHARES

                                  [MOOG LOGO]

                              CLASS A COMMON STOCK

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                             PROSPECTUS SUPPLEMENT

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                                    SG COWEN

                                      HSBC

                               September 10, 2003

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